November 12, 2010

Mr. Michael R. Clampitt

Senior Attorney

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Subject:          Pacific Financial Corporation ("Pacific" or the "Company")
Form 10-K for the year ended December 31, 2009, filed March 22, 2010
Schedule 14A, filed March 30, 2010
Form 10-Q for the quarter ended March 31, 2010, filed May 14, 2010
Form 10-Q for the quarter ended June 30, 2010, filed August 16, 2010
File No. 000-29829

Dear Mr. Clampitt:

This letter and related appendices include Pacific's responses to the staff comment letter dated September 28, 2010.  In each case, we have restated the staff comment in its entirety and in italics before providing our response.  In some cases, we have broken down staff comments that came in multiple parts into their individual components for ease of reference and response.

Form 10-K for the Fiscal Year ended December 31, 2009

SEC Comment

Business, page 4

1.   Please provide to us and undertake to include in your future filings, a revised business section as required by Item 101(h) of Regulation S-K, to disclose the following information:

•        revise the third paragraph in which you disclose your assets, loans, deposits and shareholders' equity at the end of your fiscal year to disclose the amount of revenues, profit or loss and total assets for each of your last three fiscal years;

Michael R. Clampitt

November 12, 2010

Pacific's Response:

We interpret this comment to reference the requirements of Item 101(b) of Regulation S-K.  We note that Pacific reports a single operating segment and is a smaller reporting company, although it has continued to provide disclosure covering three years of income statement and two years of balance sheet information in its Form 10-K.

In response to the staff's comment, the Company undertakes to include the following revised disclosure in future filings in lieu of the balance sheet information that was previously provided:

[To be inserted in place of the third paragraph of the current disclosure.]

Pacific Financial Corporation is a reporting company with the Securities and Exchange Commission (SEC), and the Company's common stock is listed on the OTC Bulletin Board™ under the symbol PFLC.OB.  Revenue, net income (loss) and total assets for the Company for the years ended December 31, 2009, 2008, and 2007 are presented below:

(dollars in thousands)	For Year Ended December 31,
	2009	2008	2007
Revenue:
Net Interest Income	$ 21,753	$ 21,715	$ 24,503
Noninterest Income	7,025	5,057	4,475
Total Revenue	28,778	26,772	28,978
Net Income (Loss)	(6,338)	951	6,031
Total Assets	$668,626	$625,835	$565,587

For additional selected financial information, please see "Item 6.  Selected Financial Data" below.

•        revise the first paragraph in the subsection entitled "The Bank," to disclose that your principal products are real estate loans which comprise over seventy nine percent of your loan portfolio, over forty one percent of your loans consist of commercial real estate loans and over thirteen percent are for construction and land development;

Pacific's Response:

In response to this and other staff comments below, the Company undertakes to include in future filings a revised section entitled "The Bank" as outlined in Appendix A.  We direct you to the first paragraph under the subheading "Lending Activities—General" for disclosure directly responsive to this comment.

Michael R. Clampitt

November 12, 2010

•        revise the first paragraph in the subsection entitled "The Bank," to quantify the dollar amount of loans which you have extended or reclassified; and

Pacific's Response:

Pacific did not have any loans reclassified as a troubled debt restructure as of December 31, 2009.  The Company undertakes to provide the requested information in future filings covering periods in which the Company has reclassified loans, and has done so in its most recent report for the period ended September 30, 2010.

The Company's information systems do not quantify the dollar amount of loans which have been extended.  Additionally, the Company believes that the disclosure of loans that have been extended would not be material to investors.  The Company's operating subsidiary the Bank of the Pacific (the "Bank") may grant an extension on a particular loan for various reasons, including that the borrower may be experiencing some level of financial stress, but for a loan to be extended without a reclassification it must not be evident at the time of the extension that the loan or a portion of the loan is not collectible.  When the Bank makes a decision to grant an extension, it does so based on the best information available with respect to the borrower's ability to repay the loan.  Such extensions are made only after additional credit analysis and with the approval of the appropriate credit administration personnel who are independent of the lending officer or relationship manager.  For theses reasons, these loans are similar to other decisions to extend credit.  Loans for which the terms have been modified in order to grant a concession to the borrower are identified as troubled debt restructures at the time the concession is made, which may be independent of a loan extension or renewal date.  As stated above, the Company will provide disclosure regarding troubled debt restructurings in the future.

•        revise your statement in the first sentence of the second paragraph in the subsection entitled "The Bank," that you originate loans "primarily" in your local markets to quantify the percentage of the dollar amount of your loan portfolio that is to borrowers outside your market area of the states of Washington and Oregon and disclose the respective amount and percentage of your loan portfolio that you did not originate.

Pacific's Response

We direct you to the second paragraph under the subheading "Lending Activities—General" of Appendix A for disclosure responsive to this comment.

Michael R. Clampitt

November 12, 2010

SEC Comment

2.   Please provide to us and undertake to include in your future filings, revised disclosure of the subsection entitled "The Bank," as follows:

Pacific's Response:

In response to the staff's comment, the Company undertakes to include in future filings disclosure consistent with the revised section "The Bank" as outlined in Appendix A.  For ease of reference, we direct you below to the specific subsection in which responsive disclosure has been included for particular points made by the staff.

•         revise your statement that you conduct an "assessment of each borrower's ability to service and repay the debt" to disclose the substance and procedures of your assessment including your loan documentation policies and the extent to which you have in the past and will in the future verify information provided by each potential borrower (including assets, income and credit ratings) and quantify the amount and percent of your loan portfolio which are loans similar to those commonly referred to as "no doc," or "stated income" loans;

•        revise your statement that your loans "may be secured" to quantify the amount and percentage of your loans that are unsecured, discuss in detail the types of collateral that secure the various types of loans you make (for instance, disclose the extent to which you require any collateral or guarantees beyond the property being financed by the loan);

•        disclose the dollar amount of your loans that are to legal entities formed for the limited purpose of the business you are financing and therefore the borrower's only source of cash flow and only asset is the property that you are financing;

Pacific's Response:

We direct you to the discussion in Appendix A under the subheading "Lending Activities—Underwriting and Credit Administration" for proposed disclosure responsive to these comments.  The Company undertakes to provide similar and updated disclosure in future filings.  As described in Appendix A, the Bank did not engage in "no doc" or stated income lending.  In addition, it is the policy of the Bank to not make loans to legal entities formed for a limited purpose without additional credit support, such as a guaranty.

•        revise your statement that "the value of our collateral is subject to change" to discuss the extent to which the value of your collateral has declined due to the drop in real estate prices in your market area, disclose your procedures for and the frequency with which you reappraise the value of your collateral and disclose the extent to which the collateral on your loans is less than the amount of the interest and principal due on loans (for example, on loans that you have foreclosed in the last fiscal year and loans that are currently past due by over 90 days);

Michael R. Clampitt

November 12, 2010

Pacific's Response:

We direct you to the discussion under the subheading "Lending Activities—Classification of Loans" in Appendix A for disclosure that is responsive to this comment.  In particular, please see the fourth paragraph for the specific information requested.

•        disclose the amount and percentage of your loan portfolio that is subprime, "alt A" loans, interest-only and option adjustable rate loans;

Pacific's Response:

We direct you to the fifth paragraph under the subheading "Lending Activities—Underwriting and Credit Administration" in Appendix A for disclosure that is responsive to this comment.  The Bank did not originate or purchase these types of loans.

•        describe your historic policy on extending, renewing or restructuring or otherwise changing the terms of loans or other extensions of credit and whether after such changes, you continue to classify such loans as performing;

•        describe your policy on making additional loans to a borrower or any related interest of the borrower who is past due in principal or interest more than 90 days;

Pacific's Response:

We direct you to the discussion under the subheading "Lending Activities—Underwriting and Credit Administration" in Appendix A for disclosure that is responsive to these comments.

•        disclose pursuant to Item 101(h)(4)(vi) the extent to which you are dependant on any individual customers/entities or group of related entities for deposits or have made a significant percentage of loans to such borrowers or groups and disclose whether you have a lending limit to a borrower and to any entity in which the borrower has an interest, direct, or indirect; and

Pacific's Response:

The Company does not believe it is dependent on any individual or entity or groups of related individuals or entities for a significant percentage of loans or deposits.  The Bank's lending limits are disclosed under the subheading "Lending Activities—Underwriting and Credit Administration" in proposed Appendix A.

Michael R. Clampitt

November 12, 2010

•        revise the sixth paragraph to disclose more detail regarding your deposits including, but not limited to, the range over the past fiscal year in the percentage of your deposits that are brokered deposits and the costs and benefits to you of brokered deposits.

Pacific's Response:

We direct you to the discussion under the subheading "Deposit Products and Services," including in particular the third and fourth paragraphs, for disclosure that is responsive to this comment.

SEC Comment

Risk Factors, page 11

3.   Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K.  Item 503(c) requires that you disclose in this section "the most significant factors that make the offering speculative or risky."  Item 503(c) explicitly directs:  "Do not present risks that could apply to any issuer or any offering."  Please delete those risk factors that do not comply with Item 503 including, but not limited to, the following:

•        the tenth risk factor, which is on page 14, addressing the risks of extensive regulation;

•        the fifteenth risk factor, which is on page 15, addressing the risks of significant legal or regulatory actions;

•        the sixteenth risk factor, which is on page 16, addressing the risks to your investment portfolio;

•        the nineteenth risk factor, which is on page 16, addressing the risks of hiring or retaining key persons;

•        the twentieth risk factor, which is on page 16, addressing the risks of breaches in your information systems; and

•        the twenty first risk factor, which is on page 17, addressing the risks of failure of your controls and procedures.

Pacific's Response:

The Company undertakes to delete from future filings risk factors fifteen, nineteen, twenty and twenty one.  However, we intend to retain risk factors ten and sixteen in future filings.

Michael R. Clampitt

November 12, 2010

With respect to the sixteenth risk factor regarding risks to the Company's investment portfolio, the Company had non-agency mortgage backed securities in its investment portfolio with unrealized losses of $2,392,000 as of December 31, 2009.  Additionally, of that amount, $2,045,000 had been in an unrealized loss position for 12 months or more as of December 31, 2009, as disclosed in footnote three to the consolidated financial statements.  While the Company had not had any other-than-temporary-impairment ("OTTI") charges as of December 31, 2009 or September 30, 2010, we believe the risk that OTTI charges may be required in the future is material and that any such OTTI charge could have an adverse effect on our results of operations in the period taken that could be material.

Regarding the tenth risk factor, the Company believes that the risk of regulatory and legislative changes affecting the Company's business are material and do not apply to all issuers.  Recent legislation, including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and pending rules and regulations under that legislation, are illustrative of the significant impact that legislative and regulatory changes can have on our banking operations, and the Company believes these changes present a material risk to its operations.  We undertake to revise the language of this risk factor and divide the disclosure into two risk factors as follows:

We operate in a highly regulated environment and changes of or increases in, or supervisory enforcement of, banking or other laws and regulations or governmental fiscal or monetary policies could adversely affect us.

As discussed more fully in the section entitled "Supervision and Regulation," we are subject to extensive regulation, supervision and examination by federal and state banking authorities.  Additional legislation and regulations that could significantly affect our powers, authority and operations may be enacted or adopted in the future.  Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws or regulations in the performance of their supervisory and enforcement duties.  Any failure to comply with laws, regulations or interpretations could result in sanctions by regulatory agencies or damage to our reputation.  Any changes in applicable regulations or federal, state or local legislation, in regulatory policies or interpretations, or in regulatory approaches to compliance and enforcement could have a substantial impact on us and our operations, for example, by leading to additional fees or taxes or restrictions on our operations.  New or changing laws and regulations and related regulatory actions, or the exercise of regulatory authority, could have a material adverse effect on our financial condition and results of operations.

Michael R. Clampitt

November 12, 2010

Recent legislative and required regulatory initiatives will impose restrictions and requirements on financial institutions that could have an adverse effect on our business.

The United States Congress, the Treasury Department and the Federal Deposit Insurance Corporation have taken several steps to support the financial services industry that have included certain well publicized programs, such as the Troubled Asset Relief Program, as well as programs enhancing the liquidity available to financial institutions and increasing insurance available on bank deposits.  These programs have provided an important source of support to many financial institutions, including our Bank.  As part of the continuing response to the financial crisis, the President signed the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, on July 21, 2010.  Few provisions of the Act are effective immediately with various provisions becoming effective in stages.  Many of the provisions require governmental agencies to implement rules and regulations over the next 18 months.  These rules will increase regulation of the financial services industry and impose restrictions on the ability of firms within the industry to conduct business consistent with historical practices.  These rules will, as examples, impact the ability of financial institutions to charge certain banking and other fees, allow interest to be paid on demand deposits, impose new restrictions on lending practices and require depository institution holding companies to maintain capital levels at levels not less than the levels required for insured depository institutions.  Compliance with such legislation or regulation may, among other effects, significantly increase our costs, limit our product offerings and operating flexibility, decrease our revenue opportunities, require significant adjustments in our internal business processes, and possibly require us to maintain our regulatory capital at levels above historical levels.

SEC Comment

4.   Please provide to us and undertake to include in your future filings, additional risk factors addressing the following risks:

•        the risks associated with the lack of diversification of your loan portfolio including the concentration of loans in real estate and in commercial real estate in particular and the geographical concentration of loans in three counties in Washington and one county in Oregon;

•        the risks associated with your Board and executive directors are the beneficial owners in the aggregate of over sixteen percent of the outstanding stock, no new member has been appointed to the Board in only six years since 2004, and only two of your nine directors have any banking experience outside of serving on your board; and

Michael R. Clampitt

November 12, 2010

•        the risks associated with your stock having no or little daily trading volume and being held by a relatively small number of shareholders.

Pacific's Response:

We undertake to include in future filings risk factors that cover the identified risks substantially as follows:

A large percentage of our loan portfolio is secured by real estate, in particular commercial real estate.  Continued deterioration in the real estate market or other segments of our loan portfolio would lead to additional losses, which could have a material adverse effect on our business, financial condition and results of operations.

As of December 31, 2009, approximately 79% of our loan portfolio is secured by real estate, the majority of which is commercial real estate.  As a result of increased levels of commercial and consumer delinquencies and declining real estate values, we have experienced increasing levels of net charge-offs and provision for credit losses.  Past due loans represented 3.3% of total loans outstanding at December 31, 2009.  Net charge-offs totaled $6,475,000 for the year ended December 31, 2009 compared to $2,175,000 in the prior year.  Write-downs on other real estate owned resulting from real estate price depreciation totaled $3,689,000 for the year ended December 31, 2009 compared to zero in the prior year.  See "Business Overview" in Part II, Item 7 of this report for further discussion on declining real estate values.  Continued increases in commercial and consumer delinquency levels or continued declines in real estate market values would require increased net charge-offs and increases in the allowance for credit losses, which could have a material adverse effect on our business, financial condition and results of operations.

The current economic recession in the market areas we serve may continue to adversely impact our earnings and could increase the credit risk associated with our loan portfolio.

Substantially all of our loans are to businesses and individuals in the states of Washington and Oregon, and, in particular, our local market areas in Grays Harbor, Pacific, and Wahkiakum counties in southwest Washington state and along the Washington coast, in Whatcom and Skagit counties in the Bellingham, Washington area of northwest

Michael R. Clampitt

November 12, 2010

Washington, and in Clatsop County, Oregon along the northern Oregon coast.  If the economies in these regions continue to decline it could have a material adverse effect on our business, financial condition, results of operations and prospects.  In particular, Washington and Oregon have experienced substantial home price declines and high levels of foreclosures and above average unemployment rates compared to much of the rest of the nation.  See "Business Overview" in Part II, Item 7 of this report.

Our common stock is not listed on a securities exchange and trading in our stock on the OTC Bulletin Board is limited, making it difficult for shareholders to sell shares in open-market transactions.

Our common stock trades in very low trading volumes on the OTC Bulletin Board under the trading symbol "PFLC.OB."  As a result, it may be difficult to liquidate your investment in our shares.  Also, because of this lack of liquidity in the market for our common stock, the quoted price of our common stock from time to time may not reflect its fair value as would be determined in an active trading market.

Our directors and executive officers own a significant percentage of our common stock and this concentration of ownership could adversely affect our other shareholders.

Our directors and executive officers beneficially own approximately 16.4% of our common stock.  As a result, these individuals could, as a group, exert a significant degree of influence over our management and affairs and over matters requiring shareholder approval, in addition to the influence they already have as directors and executive officers.  This concentration of ownership may limit the ability of other shareholders to influence corporate matters and, as a result, we may take actions that our other shareholders do not view as beneficial.  For example, this concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of our company, which could limit your ability to sell your shares at a premium in connection with a merger or other transaction resulting in a change in control of our company.

Michael R. Clampitt

November 12, 2010

SEC Comment

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Executive Overview, page 21

5.   Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 303(a) and Release No. 33-8350 by identifying and analyzing known trends (over the past three fiscal years and the current fiscal year), events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your capital resources and results of operations including, but not limited to, analysis of both the causes and effects of the following:

•        revise the third bullet point on page 21 to analyze trends over the past three years in the amount of your provision for loan losses and ratio of allowance for loan losses to nonperforming loans, the number and percentage of loans that are non-performing, that you have charged off, foreclosed, restructured (including the number of "trouble debt restructurings") and the type and magnitude of concessions you have made (including the number of loans that you have restructured into multiple new loans);

•        revise the fourth bullet point on page 21 to analyze trends over the past three years and the current fiscal year in the aggregate and average dollar amount and types of new loans that you are originating and, separately, that you are either purchasing or participating from other entities and the size and composition of your loan portfolio including the dollar amount and percentage of your portfolio in real estate generally and commercial real estate and construction loans in particular;

•        revise the fifth bullet on page 21 to analyze trends over the past three years and the current fiscal year in the amount of deposits and the amount and percent of your deposits that are brokered deposits;

•        revise the second paragraph on page 21 to analyze trends over the past three years in net income, net interest income (despite the historically low interest rates charged by the federal reserve to banks), revenues and the dollar amount of loans;

•        analyze trends over the past three years and the current fiscal year in commercial real estate prices, commercial real estate sales and commercial building permits in your particular market areas in Washington and Oregon;

•        analyze trends over the past three years and the current fiscal year in home price index, residential real estate sales, single family home permits and housing starts, multifamily building permits and starts and non business bankruptcy filings in your market areas in Washington and Oregon; and

Michael R. Clampitt

November 12, 2010

•        analyze trends over the past three years and the current fiscal year in the unemployment rate and in median household income in your market areas in Washington and Oregon.

Pacific's Response:

The Company respectfully submits that the existing disclosures in the Executive Summary are in compliance with the disclosure requirements.  The Executive Summary was written to cover current year highlights.  The three-year trend analysis for information requested by the Securities and Exchange Commission ("SEC") is included in detail under the applicable individual section headings in the management's discussion and analysis section ("MD&A") of Form 10-K.

In response to the first bullet point, the Company proposes to include in future filings the following disclosure under the subheading "Nonperforming Assets" in MD&A:

As evidenced in the table above, the Company did not have any troubled debt restructurings at December 31, 2009.  A troubled debt restructure is a loan for which the terms have been modified in order to grant a concession to a borrower that is experiencing financial difficulty.  Troubled debt restructures are considered impaired loans and would be reported as such and included in the nonperforming assets table above.

In response to the third bullet point, the Company proposes to include in future filings the following disclosure under the subheading "Deposits" in MD&A in the Company's Form 10-K:

Brokered deposits totaled $60,936,000, $35,305,000 and $5,000,000 at December 31, 2009, 2008 and 2007, respectively.  The increase in brokered deposits in the current year was primarily to replace maturing public deposits totaling $21,978,000 that have become less attractive due to regulatory pledging requirements.  The increase in 2008 was to further strengthen on-balance sheet liquidity to take advantage of business opportunities within our markets.  Due to the successful growth in retail deposits in the current year and current excess liquidity, the Company presently intends to roll off brokered deposits as they come due as follows:  $36,716,000—2010; and $24,220,000—2011.  Changes in the market or new regulatory restrictions could limit our ability to maintain or acquire brokered deposits in the future.

In response to bullet points five through seven, the Company, in assessing the strength of the economic operating environment, monitors and considers the trends of various economic and credit related performance indicators in our markets that we deem relevant to the banking industry.  In future filings, the Company will expand its discussion and analysis of known trends, events, and uncertainties related to our assessment of the economic operating environment to include relevant and available information and analysis regarding information gathered and used in our business and known material trends that are reasonably likely to have a material effect on our capital resources and results of operations.  Using the Company's Form 10-K as an example, we propose to incorporate additional disclosure substantially similar to the section "Business Overview" included as Appendix B.

Michael R. Clampitt

November 12, 2010

SEC Comment

Business overview, page 22

6.   Please provide to us and undertake to include in your future filings, revision of your discussion:

•        provide detailed analysis of the "Challenging economic environment" to which you refer in the first line; and

Pacific's Response:

The Company undertakes to include in future filings updated disclosure consistent with the "Business Overview" attached as Appendix B.

•        provide analysis of what you have accomplished regarding each of the six strategies that you have adopted.

Pacific's Response:

The Company respectfully submits that these strategic objectives were established for the 2010 calendar year and therefore any results would not be available for disclosure in the Company's prior Form 10-K.  However, we undertake to include in the Form 10-K for the year ended December 31, 2010, an analysis of our progress in regard to each of these strategic objectives.

SEC Comment

Schedule 14A

Proposal No. 1-Election of Directors, page 4

7.   Please provide to us and undertake to include in your future filings, revision of this section to comply with the requirements of Items 401 and 407 of Regulation S-K including, but not limited to, the following:

Michael R. Clampitt

November 12, 2010

•        identify "the specific experience, qualifications, attributes or skills" of each nominee that led you to conclude that the person should serve as a director in light of your business and structure, as required by Item 401(e)(1);

•        provide information relating to the "level of his or her professional competence" as required by Item 401(e)(1) including the size (in terms of employees and assets) of the respective operation supervised by each nominee;

•        disclose any directorships held by each nominee as required by Item 401(e)(2); and

•        tell us whether or not there was any arrangement of understanding between you and any of the nominees or members of the Board including Mr. Ferlin and Mr. Rognlin.

For instance, revise your disclosure relating to the business experience of your Chairman, Mr. Forcum, to disclose his "specific experience" at the Internal Revenue Service including the time period during which he served and clarify whether he was employed an accounting auditor or another type of auditor and the extent to which he had accounting experience with public companies.  In addition, describe the accounting experience to which you refer and the sizes of the business he owned.

For instance, revise your [sic] disclosure relating to the business experience of your two other audit committee financial experts, Mr. Archer and Mr. Ferlin, to disclose their "specific experience" in preparing, auditing, analyzing or evaluating financial statements of public companies generally and banks in particular.

For instance, identify the employer of Ms. Freese for the past five years.

Pacific's Response:

Pacific undertakes to include in future filings the revised director biographies as outlined in attached Appendix C.  None of Pacific's nominees are directors of other public reporting companies, as would be required to be disclosed under Item 401(e)(2) of Regulation S‑K.  There are no arrangements or understandings between Pacific and any nominees or members of the Board, including Messrs. Ferlin and Rognlin, pursuant to which such persons were selected as a nominee or elected as a director.

Michael R. Clampitt

November 12, 2010

SEC Comment

Compensation and Management Development Committee, page 8

8.   Please provide to us and undertake to include in your future filings, disclosure regarding your "processes and procedures" for considering and determining compensation for your directors, as required by Item 407(e)(3).

Pacific's Response:

The Company undertakes to provide in future filings disclosure consistent with the following regarding its processes and procedures for determining director compensation:

Annually, the Compensation Committee reviews the amount and form of directors compensation, including annual retainers and meeting fees, and reports the results of its review to the full board and recommends to the full Board changes, if any, in director compensation.  The Compensation Committee may periodically consider board compensation levels as compared to a relevant peer group of competitive financial institutions, and such other factors that it views as relevant.  The current director compensation structure was established in consultation with an outside firm, Milliman, in 2004.  Since that time, director compensation has decreased through elimination of retainer fees in months where no meeting occurs and through reduction in the size of the board.  See Director Compensation for 2009 for further discussion on annual retainers and meeting fees.  Directors may also receive compensation in the form of stock option awards.  There have been no stock options granted to directors since 2004.

SEC Comment

Executive Compensation, page 11

9.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Pacific's Response:

Pacific qualifies as a smaller reporting company, and Item 402(s) of Regulation S‑K does not apply to smaller reporting companies.

Michael R. Clampitt

November 12, 2010

SEC Comment

Related Party Transaction, page 18

10. Please provide to us and undertake to include in your future filings, the following information:

•        revise the first sentence of the first paragraph to comply with the requirement of Instruction 4(c) to Item 404(a) by stating that the loans were made "in the ordinary course of business" and were made on substantially the same terms "as those prevailing at the time for comparable loans with persons not related to the lender" (instead of "prevailing for comparable transactions with "other persons");

•        confirm to us that none of these loans are nonaccrual, past due, restructured or potential problems consistent with Instruction 4(c); and

•        confirm to us that you have not made and there are currently not any proposed transactions (as that term is defined in Instruction 2) requiring disclosure pursuant to Item 404(a).

Pacific's Response:

Pacific undertakes to include in future filings the following amended language in lieu of the current disclosure pertaining to related party transactions:

Consistent with applicable federal banking regulations, all loans or extensions of credit to executive officers and directors were made in the ordinary course of business and were made on substantially the same terms as those prevailing at the time for comparable loans with persons not related to the lender.

None of the loans made to executive officers or directors are nonaccrual, past due, restructured or potential problem loans.  We have not made and there are currently not any proposed transactions requiring disclosure pursuant to Item 404(a).

We acknowledge the following:

•        Pacific is responsible for the adequacy and accuracy of the disclosures in its filings;

•        Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to Pacific's filings; and

Michael R. Clampitt

November 12, 2010

•        Pacific may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us if you have any questions or require additional materials in connection with your review.

Enclosure

cc:       David G. Post, Miller Nash LLP

            David Goretta, Deloitte & Touche LLP

Appendix A

Proposed Revised "Item 1 Business" Section "The Bank"

The Bank

Bank of the Pacific was organized in 1978 and opened for business in 1979 to meet the need for a regional community bank with local interests to serve the small to medium-sized businesses and professionals in the coastal region of western Washington.  In 2004, the Bank acquired branches in the Bellingham, Washington area by means of a merger with Bank Northwest, and in 2006, the Bank converted a loan production office in Gearhart, Oregon, to a full service branch.  Products and services offered by the Bank include personal and business deposit products and services and various loan and credit products as described in greater detail below.

Deposit Products and Services

The Bank's primary sources of deposits are individuals and businesses in its local markets.  A concerted effort has been made to attract deposits in the local market areas through competitive pricing and delivery of quality products.  The Bank offers a traditional array of deposit products, including non-interest bearing checking accounts, interest-bearing checking and savings accounts, money market accounts, and time certificates of deposits.  These accounts earn interest at rates established by management based on competitive market factors and management’s strategic objectives in regards to the types or maturities of deposit liabilities from time to time.  Services which accompany the deposit products include sweep accounts, wire services, safety deposit boxes, online banking, private banking, and cash management and other treasury management services.  Private banking services provide high net worth clients customized financial solutions to help clients meet their financial goals.

The Bank provides 24-hour online banking to its customers with access to account balances and transaction histories, plus an electronic check register to make account management and reconciliation easier.  The online banking system is compatible with budgeting software like Intuit's Quicken® or Microsoft's Money®.  In addition, the online banking system includes the ability to transfer funds, make loan payments, reorder checks, and request statement reprints, provides loan calculators and allows for e-mail exchanges with representatives of the Bank.  Also, for a nominal fee customers can request stop payments and pay an unlimited number of bills online.  These services, along with rate and other information, can be accessed through the Bank's website at http://www.bankofthepacific.com.

In addition to providing accounts and services to local customers, the Bank utilizes brokered deposits from time to time, which are deposits that are acquired from outside the region.  The Bank also participates in the Certificate of Deposit Account Registry Service (“CDARS”) which uses a deposit-matching program to distribute deposit balances in excess of insurance or other limits across participating banks.  Our participation in CDARS is intended to enhance our ability to attract and retain customers and increase deposits by providing additional FDIC coverage to customers.  Due to the nature of the placement of the funds, CDARS deposits are classified as “brokered deposits” by regulatory agencies.

Brokered deposits for the three years ended December 31, 2009, 2008 and 2007 were as follows:

Year Ended	Brokered Deposits	CDARS	Total Outstanding	Percentage of Total Deposits
2009	$60,220,000	$716,000	$60,936,000	10.7%
2008	$35,000,000	$305,000	$35,305,000	6.9%
2007	$ 5,000,000	$0	$ 5,000,000	1.1%

The increase in brokered deposits at December 31, 2009, was primarily to replace maturing public deposits totaling $21,978,000 that became less attractive due to increased regulatory pledging requirements and to further strengthen on-balance sheet liquidity to take advantage of business opportunities within our markets.  The Bank believes that brokered deposits present similar interest rate risk compared to other time deposits.  In determining whether to take brokered deposits, the Bank considers current market interest rates, profitability to the Bank, and matching deposits and loan products.  Brokered deposits in excess of ten percent of total deposits are subject to additional FDIC assessment premiums.  Due to successful growth in retail deposits and excess liquidity at December 31, 2009, the Company presently intends to roll off brokered deposits as they come due as follows:  $36,716,000 – 2010; and $24,220,000 – 2011.

The Bank's deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable legal limits under the Bank Insurance Fund.  The Bank is a member of the Federal Home Loan Bank (FHLB) and is regulated by the Washington Department of Financial Institutions, Division of Banks (Washington Division), and the FDIC.

The Company is not dependent on any individual customers, entities or group of related entities for deposits.  There are no deposit relationships exceeding two percent of total deposits.

Lending Activities

General.  Lending products offered by the Bank include real estate loans, commercial loans, agriculture loans, installment loans, and residential mortgage loans.  The majority of the Company’s loan portfolio is comprised of real estate loans, which constitute $393,246,000, or 79.5%, of total loans outstanding.  Commercial real estate loans represent $205,184,000, or 41.4%, and residential construction, land and other land loans represent $64,812,000, or 13.1% at December 31, 2009.  See "Footnote 4 – Loans" in the consolidated financial statements included under Item 14 of this report for balances in each of our lending categories as of December 31, 2009 and 2008.

The Bank originates loans primarily in its local markets.  Loans to borrowers outside of Washington and Oregon total $71,102,000, or 14.4%, of total loans at December 31, 2009.  Of this amount, $50,548,000, or 10.2% of total loans, are government guaranteed loans purchased in the secondary market that were not originated by us.  Additionally, our loan portfolio includes $5,659,000, in loans purchased from and originated by other financial institutions, representing 1.1% of total loans.

Underwriting and Credit Administration.  The Bank's lending activities are guided by policies that are reviewed and approved annually by our board of directors.  These policies address the types of loans, underwriting standards, structure and rate considerations, and compliance with laws, regulations and internal lending limits.  As part of our credit administration process, we routinely engage external loan specialists to perform asset quality reviews.  These reviews consist of sampling loans to review individual borrower loan files for adherence to policy and underwriting standards, proper loan administration, and asset quality.  In addition, the management executive committee and credit administration meet quarterly with all loan personnel to review loan risk assessments on all loans greater than $500,000 with an internal risk rating of watch or worse.

The loan policy also establishes loan approval authority for certain officers individually.  Loan officer lending authorities range from $5,000 to $500,000 for certain loan officers.  Credit risk officers can approve loans up to $2,000,000.  The chief credit officer and chief executive officer can approve loans up to $3,000,000.  Loans greater than $3,000,000 must be approved by the Loan Committee of the Company's board of directors.  Additionally, loans with a risk rating of substandard or worse, with balances of $2,000,000 or greater, must also be approved by the Board Loan Committee.  The Bank’s legal lending limit was $14,000,000 at December 31, 2009.  The internal lending limit is $7,500,000 and represents the maximum lending limit to individual borrowers and related entities.  The Bank does not have significant loan concentrations to any individual customer, entity or group of related entities.

The Bank's underwriting policies focus on assessment of each borrower's ability to service and repay the debt, and the availability of collateral to secure the loan.  Depending on the nature of the borrower and the purpose and amount of the loan, the Bank's loans may be secured by a variety of collateral, including real estate, business assets, and personal assets.  The value of our collateral is subject to change.  See the discussion under the subheading "Lending Activities—Classification of Loans" for additional information regarding our periodic evaluation of collateral values.  Analysis of whether to make a loan to a particular borrower requires consideration of (1) the borrower’s character, (2) the borrower’s financial condition as reflected in current financial statements, (3) the borrower’s management capability, (4) the borrower’s industry, and (5) the economic environment in which the loan will be repaid.  Before closing a loan, the Bank’s loan documentation files will include financial statements of the borrower, all guarantors, endorsers and co-makers.  Personal and business financial statements must be signed by the borrower and contain, at a minimum, a balance sheet and income information.  Income is verified on all loans except non-real estate small dollar consumer loans.  Tax returns are considered an excellent source of financial information.  Applicable credit reports (Dunn & Bradstreet, Equifax or credit bureau reports) are also required on all loans.  For commercial loans, financial statements reviewed by third party accountants are required for loans over $3 million to $5 million.  Audited financial statements are required on all commercial credits of $5 million or more.  In addition, in instances where a borrower or guarantor maintains liquidity that is a material factor in loan approval, verification of that liquidity is required.

It is the policy of the Bank to require guarantor support on all commercial real estate loans, commercial and industrial loans, and on a limited basis consumer loans.  Loans to closely held corporations will be guaranteed by the major stockholders.  As a policy, loans that are to legal entities formed for the limited purpose of the business or project being financed require personal guarantees in support of the loan.  Similarly, the Bank 's policy is not to engage in non-recourse financing on commercial and commercial real estate loans.  In addition, before extending credit to a business the Bank looks closely at its evaluation of the borrower’s management ability, financial history, including cash flow of the borrower and all guarantors (referred to as “global cashflow” in our industry), and the liquidation value of the collateral.  Emphasis is placed on having a comprehensive understanding of the borrower’s and guarantor’s cash flow and on financial due diligence.

The Company's loan portfolio does not include mortgage loans originated as subprime loans, “alt A” loans, or no documentation, interest only or option adjustable rate loans.

Commercial Lending.  The Bank's commercial and agricultural loans consist primarily of secured revolving operating lines of credit, equipment financing, accounts receivable and inventory financing and business term loans, some of which may be partially guaranteed by the Small Business Administration or the U.S. Department of Agriculture.   The Company’s credit policies determine advance rates against the different forms of collateral that can be pledged against commercial loans.  Typically, the majority of loans will be limited to a percentage of the underlying collateral values such as equipment, eligible accounts receivable and finished inventory.  Individual advance rates may be higher or lower depending upon the financial strength of the borrower, quality of the collateral and/or term of the loan.

The Bank provides secured and unsecured loans to commercial borrowers.  Unsecured commercial loans totaled $7,520,000 at December 31, 2009, or 1.5% of total loans as of that date.

Commercial Real Estate.  The Bank originates commercial real estate and multifamily loans within its primary market areas.  Owner-occupied commercial real estate loans are preferred. Underwriting standards require that commercial and multifamily real estate loans not exceed 65-80% of the lower of appraised value at origination or cost of the underlying collateral, depending upon specific property type. The cash flow coverage to debt servicing requirement is generally that cash flow be a minimum of between 1.25-1.35 times debt service for commercial real estate loans and 1.25 times debt service for multifamily loans.  Cash flow coverage is calculated using a market interest rate.

Commercial real estate and multifamily loans typically involve a greater degree of risk than single-family residential mortgage loans. Payments on loans secured by multifamily and commercial real estate properties are dependent on successful operation and management of the properties and repayment of these loans is affected by adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks by scrutinizing the financial condition of the borrower, the quality and value of the collateral, and the management of the property securing the loan.  In addition, the Bank reviews the commercial real estate loan portfolio annually to evaluate the performance of individual loans greater than $500,000 and for potential changes in interest rates, occupancy, and collateral values.  Commercial real estate serving as collateral for loans is characterized as warehouse, small business, retail, or medical.

Non-owner occupied commercial real estate loans are loans in which less than 50% of the property is occupied by the owner and include loans such as apartment complexes, hotels and motels, retail centers and mini-storages.  Repayment of non-owner occupied commercial real estate loans is dependent upon the resale of or lease of the subject property.  Loan amortizations range from 10 to 30 years and terms typically do not exceed 10 years.  Interest rates can be either floating or fixed.  Floating rates are fully indexed typically to the prime rate or Federal Home Loan Bank advance rates.  Fixed rates are generally set for periods of three to five years with either a rate reset provision or a payment due at maturity.

Prepayment penalties are sought on all term commercial real estate loans.  The penalties are designed to protect the Bank from refinancing of the loan during the early years of the transaction.

Construction Loans.   The Bank originates single-family residential construction loans for the construction of custom homes (where the home buyer is the borrower). It has also provided financing to builders for the construction of pre-sold homes and, in selected cases, to builders for the construction of speculative residential property. Because of the higher risks involved today in the residential construction industry, the Bank is not currently engaging in new land acquisition and site development financing.  Limited residential speculative construction financing is being provided for a select and limited group of borrowers, which is designed to facilitate exit from the related credits.

The Bank endeavors to limit construction lending risks through adherence to strict underwriting guidelines and procedures.  Repayment of construction loans is dependent upon the sale of individual homes to consumers or in some cases to other developers.  Terms on construction loans are generally short-term in nature and most loans mature in one to three years.  Interest rates are usually floating and fully indexed to a short-term rate index.  The Bank's credit policies address maximum loan to value, cash equity requirements, repayment accelerations, sell out time frames, inspection requirements, and overall credit strength.

Single-Family Residential Real Estate Lending.    The majority of our one-to-four family residential loans are secured by single-family residences located in our primary market areas. Our underwriting standards require that single-family portfolio loans generally are owner-occupied and do not exceed 80% of the lower of appraised value at origination or cost of the underlying collateral. Terms typically range from 15 to 30 years.  Repayment of these loans comes from the borrower’s personal cash flows and liquidity, and collateral values are a function of residential real estate values in the markets we serve.  These loans include primary residences, second homes, rental homes and home equity loans and home equity lines of credit.

Origination and Sales of Residential Mortgage Loans.  The Bank also originates mortgage loans for sale into the secondary market.  Commitments to sell mortgage loans generally are made during the period between the taking of the loan application and the closing of the mortgage loan. Most of these sale commitments are made on a “best efforts” basis whereby the Bank is only obligated to sell the mortgage if the mortgage loan is approved and closed. As a result, management believes that market risk is minimal.  When we sell mortgage loans, we sell the servicing of the loans (i.e., collection of principal and interest payments).  Mortgage loans originated for sale are generally underwritten to meet the specific conforming standards of the purchaser, therefore underwriting standards vary.  The Bank’s loans held for sale portfolio does not include mortgage loans originated as subprime loans, “alt A” loans, or no documentation or option adjustable rate loans.

Consumer.  Consumer installment loans and other loans represent a small percentage of total outstanding loans and include new and used auto loans, boat loans, and personal lines of credit.

Classification of Loans.    Federal regulations require that the Bank periodically evaluates the risks inherent in its loan portfolios. In addition, the Washington Division and the FDIC have authority to identify problem loans and, if appropriate, require them to be reclassified. There are three classifications for problem loans: Substandard, Doubtful, and Loss. Substandard loans have one or more defined weaknesses and are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Doubtful loans have the weaknesses of loans classified as "Substandard," with additional characteristics that suggest the weaknesses make collection or recovery in full after liquidation of collateral questionable on the basis of currently existing facts, conditions, and values. There is a high possibility of loss in loans classified as "Doubtful." A loan classified as "Loss" is considered uncollectible and of such little value that continued classification of the credit as a loan is not warranted. If a loan or a portion thereof is classified as "Loss," it must be charged-off, meaning the amount of the loss is charged against the allowance for credit losses, thereby reducing that reserve. The Bank also classifies some loans as "Watch" or "Other Loans Especially Mentioned" (“OLEM”). Loans classified as Watch are performing assets but have elements of risk that require more monitoring than other performing loans. Loans classified as OLEM are assets that continue to perform but have shown deterioration in credit quality and require close monitoring.

On an ongoing basis, the Bank reviews borrower financial results, collateral values, and compliance with payment terms and covenant requirements in order to identify problems in loan relationships.  When management believes that the collection of all or a portion of principal and interest is no longer probable, the loan is placed on “non-accrual” status, accrual of interest is suspended, and interest payments are applied to principal until the Company determines that all remaining principal and interest can be recovered.  This may occur at any time regardless of delinquency, however it is the policy of the Bank that a loan past due 90 days or more and not in the process of collection be placed on non-accrual status.  Interest income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower has the ability to make contractual interest and principal payments, in which case the loan is returned to accrual status.  When all or a portion of the contractual cash flows are not expected to be collected, the loan is considered impaired, and the Company estimates and records impairment based on the estimated net realizable value of the collateral on collateral dependent loans and present value of the expected cash flows it will be able to collect on others.  The Company does not make additional loans to a borrower or any related interest of the borrower when a loan is past due in principal or interest more than 90 days.

The Company reviews the net realizable values of the underlying collateral for collateral dependent impaired loans on at least a quarterly basis for all loan types.  To determine the collateral value, management utilizes independent appraisals, broker price opinions, or internal evaluations.  These valuations are reviewed to determine whether an additional discount should be applied given the age of market information or other factors such as costs to carry and sell an asset.  Currently it is our practice to obtain new appraisals on non-performing collateral dependent loans and/or other real estate owed (“OREO”) every six to nine months.  Based upon the appraisal, the Company will, if an appraisal suggests a reduced value, adjust the recorded loan balance to the lower of cost or market value (less costs to sell) and record a charge-off to the allowance for credit losses or designate a specific reserve within the allowance per accounting principles generally accepted in the United States.  Generally, the Company will record the charge-off rather than designate a specific reserve.  As a result, the carrying amount of non-performing loans may not exceed the value of the underlying collateral.  This process enables the Company to adequately reserve for non-performing loans within the allowance for credit losses.

OREO is classified as other real estate owned until it is sold. When property is acquired, it is recorded at the estimated fair value (less costs to sell) at the date of acquisition, not to exceed net realizable value, and any resulting write-down is charged to the allowance for credit losses. Subsequent write-downs based upon re-evaluation of the property are charged to non-interest expense.  Upon acquisition of a particular property, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of the property’s net realizable value.  Due to the drop in real estate prices in our market areas during the last two years, charge-offs to the allowance for credit losses on OREO properties totaled $1,573,000 and $72,000, for the years ended December 31, 2009 and 2008, respectively.  In addition, the Company recorded OREO write-downs in non-interest expense in the income statement based upon subsequent re-evaluations totaling $3,689,000 and $0 for the years ended December 31, 2009 and 2008, respectively.

Troubled Debt Restructures.    Loans for which the terms have been modified in order to grant a concession to a borrower that is experiencing financial difficulty are identified as Troubled Debt Restructures (“TDRs”). TDRs are considered impaired and are reported as impaired loans.  A restructured loan that is in compliance with its modified terms and yields a market interest rate may be reclassified as a performing loan after 12 months of performance.  The Company did not have any recorded investment in troubled debt restructurings at December 31, 2009.

The Company may renew a loan or grant an extension when the maturity date is imminent and the borrower may be experiencing some level of financial stress but it is not evident at the time of the extension that the loan or a portion of the loan is not collectible.  The Company believes a review of the ultimate outcome of the loan may not be a relevant indicator of whether an extension of a loan should have been reclassified at a particular point in time.  When the Company makes a decision to grant an extension or renew a loan, it does so based on the best information available with respect to the borrower’s ability to repay the loan.  Such extensions are made only after renewed credit analysis and with the approval of the appropriate credit administration personnel who must be independent of the lending officer/relationship manager in a particular loan.

Appendix B

Proposed Addition to "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations"

Business Overview

Weak economic conditions and ongoing strains in the financial and housing markets which accelerated throughout 2008 and generally continued through 2009 presented an unusually challenging environment for banks.  The banking industry and the securities markets were materially and adversely affected by significant declines in the value of nearly all asset classes and by a lack of liquidity.  In addition, the U.S. economy has been in a recession.  The Company’s financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, is highly dependent on the economy in our markets.  The continued economic downturn, and more specifically the slowdown in residential real estate sales, has resulted in further uncertainty.  The result has been an increase in loan delinquencies and foreclosures, primarily in our residential construction and land development portfolios as compared to prior periods.  In addition, the Company has experienced elevated charge-offs, significantly higher levels of provision for credit losses and higher nonperforming loan levels compared to the Company’s longer term historical record.

During the year ended December 31, 2009, unemployment rates in the states of Washington and Oregon have increased.  According to the U.S. Bureau of Labor Statistics, the unemployment rate in Washington increased to 9.5%, up from 6.5% in 2008 and 4.8% in 2007, and in Oregon the unemployment rate increased to 11.0% in 2009, up from 8.3% in 2008 and 5.56% in 2007.  The unemployment rate in Oregon is higher than the national unemployment rate of 10% at December 31, 2009.  According to the Washington State Employment Security Department unemployment rates in Grays Harbor, Pacific, Skagit, Wahkiakum and Whatcom counties have all increased during 2009 to 13.4%, 12.1%, 10.8%, 14.2% and 8.3%, respectively, compared to 11.3%, 9.9%, 8.0%, 9.6%, and 6.2% in 2008, respectively, and 9.8%, 10.3%, 5.1%, 7.8%, and 4.1%, respectively, in 2007.  Excluding Whatcom County, all Washington counties in which the Company operates have unemployment rates greater than the state and national rates.  In Washington, year over year job losses were the highest in construction (-32.7%), manufacturing (-25.8%), and retail (-12.3%).  According to the Oregon Employment Department, the unemployment rate for Clatsop County increased from 5.7% in 2007 to 7.2% in 2008 and to 9.0% at December 31, 2009.

Closed sales activity has been on a declining trend for the last three years in Clatsop, Grays Harbor, Skagit and Whatcom counties and has decreased by 22.5%, 11.3%, 12.0%, and 6.0%, respectively, during 2009.  Sales prices of single-family homes and condominiums also decreased in the same counties by 16.7%, 28.8%, 11.7%, and 6.0%, respectively, during 2009 and have been in a consistent decline since 2007.  Limited data is available on sales activity and sales prices for Pacific and Wahkiakum counties.

B-1

Commercial real estate has performed better than the residential real estate market, but is generally affected by a slow economy as well. As a result, sales of commercial real estate properties have experienced a significant decline, which in Whatcom County totaled $255 million in 2007, compared to $195 million in 2008. Sales further decreased to $114 million in 2009, indicating the high level of illiquidity that exists in the market. Limited data is available on commercial real estate in our smaller, more rural counties in which we operate. In a depressed real estate market such as currently exists as demonstrated by the trends noted above, the Company has experienced a decline in the values of real estate collateral underlying its loans, including construction real estate and land acquisition and development loans, resulting in increased loan delinquencies and defaults.  These conditions have resulted in dramatic increases in the provision for credit losses and net charge-offs during the same periods.

[To continue with strategic objectives disclosures in form included in Form 10-K for the year ended December 31, 2009.]

B-2

Appendix C

Proposed Revisions to Director and Nominee Biographical Descriptions

G. Dennis Archer has served as a director of Pacific Financial Corporation since 2004.  He is the Chairman of the Audit Committee and serves on the Compensation, Governance and Nominating Committee and Director Loan Committee.  Mr. Archer previously served on the Board of Directors of BNW Bancorp and as Chairman of its Audit Committee. Mr. Archer is qualified as a “financial expert” as that term is defined by the SEC.

Mr. Archer is the founder and director of Archer Group, PS, a regional public accounting firm specializing in business and personal tax and financial planning.  He has practiced public accounting and served in the tax management field since 1976 providing financial statement preparation, auditing and analysis for small and medium size companies, including construction companies, real estate investment companies, manufacturers and financial institutions.  He has served as an expert witness in various courts regarding business valuation issues.  Mr. Archer was instrumental in converting a mutual savings bank to a public stock company and provided the initial SEC reporting for the converted bank holding company.  Prior to founding Archer Group, PS, he worked at Coopers and Lybrand as a tax manager from 1976 to 1981.  The Company believes his understanding of complex business issues and accounting expertise give him the financial literacy and skills needed to qualify as a financial expert.  Mr. Archer received a B.A. and M.B.A. (Finance) from the University of Washington, and a law degree from Seattle University.  He is a member of the American Institute of Certified Public Accountants and Washington Society of Certified Public Accountants and he is a personal financial specialist and certified financial planner.

Mr. Archer is being nominated for his depth of knowledge of generally accepted accounting and auditing standards and experience analyzing financial statements.  Further, Mr. Archer provides diversity in geographic representation from our northern Washington market area and knowledge of the region's economic conditions.  He has built extensive community relationships through his involvement in local civic and business organizations, such as the Bellingham Bay Rotary Club, Mt. Baker Theater Board, and Private Industry Council of Bellingham, Washington.

Gary C. Forcum has been the Chairman of the Board of Pacific Financial Corporation since 2006.  He has served on the Board of Directors since 1997 and is a member of the Audit Committee, Compensation, Governance and Nominating Committee and Director Loan Committee.

Mr. Forcum is a private investor and the retired owner and President of Pettit Oil Company since he sold the company in 1999.  When he purchased the oil company in 1990, it had sales of $15 million annually and 20 employees.  During his tenure, Mr. Forcum increased sales to $120 million and increased employment to 106 employees, in part through the purchase of two other oil companies.  Mr. Forcum was very involved in the operations of the company including preparation of financial statements and filing of the corporate tax returns.  Prior to owning Pettit Oil Company, Mr. Forcum owned a Budweiser Distributorship from 1977 to 1990.  Mr. Forcum was employed by the Internal Revenue Service from 1971 to 1977 as a business auditor and later as criminal investigator.  Mr. Forcum holds a B.A. (Accounting) from the University of Washington.

Mr. Forcum is a past President of the Grays Harbor Economic Development Council and is a member of the Aberdeen Rotary.  As a long time business owner and entrepreneur, Mr. Forcum has experience in managing growing companies, including financial management and human resources, along with managing his various investments.  He is being nominated for his in-depth knowledge of the bank’s operations based on his 13 years experience on the board, his community contacts, and his business experience.

Susan C. Freese has served as a director of Pacific Financial Corporation since 2001.  She is a member of the ALCO/Investment Committee, IT/CIS Committee and is Chair of the CRA Committee.

Ms. Freese is a licensed registered pharmacist and owned Peninsula Pharmacies, Inc., a three-store company located on the Long Beach, WA peninsula from 1987 until she sold the company in 2006.  She is currently employed by the new owners as a pharmacist.  During her ownership, she grew the annual sales of the company from less than $2 million to over $6 million and grew employment from 16 to 28 employees.  Ms. Freese and her husband also own commercial fishing vessels which they have managed successfully in a highly regulated industry.  She holds a Bachelor of Pharmacy degree from Washington State University and graduated from the six-day Oregon Bankers Assn. Directors College.

Ms. Freese is a long time member of the non-profit Ocean Beach Education Foundation Board of Directors and is very active in the community.  She is being nominated for her knowledge of growing companies in highly regulated industries and the economic and business conditions in our southwestern Washington markets.

Douglas M. Schermer was appointed as a director of Pacific Financial Corporation in 2001.  He is the Chairman of the Compensation, Governance and Nominating Committee and serves on the ALCO/Investment Committee and the IT/CIS Committee.

Mr. Schermer is the owner and President of Wishkah Rock Products and of Schermer Construction, Inc., a heavy civil contractor specializing in constructing roads and bridges for the timber industry.  Schermer Construction was founded in 1989 and has grown to annual sales of $7 million and 30 employees.  Prior to founding Schermer Construction, Mr. Schermer was managing partner for three years for a heavy construction company with annual sales of $25 million and 80 employees.  He also has various business interests including investing in and leasing commercial property.  Mr. Schermer earned a B.S. (Forest Engineering) from Oregon State University and graduated from the Oregon Bankers Assn. Directors College.

Mr. Schermer has served as a director of the Grays Harbor EDC and Grays Harbor College Foundation.  He is being nominated for his extensive management experience in the forest industry and related businesses which assists the bank in that area of our lending programs.

John R. Ferlin joined the board as directors of Pacific Financial Corporation in 2004.  He serves on the Audit Committee, the CRA Committee and the Compensation, Governance and Nominating Committee.

Mr. Ferlin is the CEO and director of Brooks Manufacturing, a family-owned business since 1935 that manufactures engineered wood products for the electrical utility industry, specializing in wood cross arms for utility poles as well as wood framing for high voltage transmission structures.  Mr. Ferlin joined Brooks Manufacturing in 1986 when it had sales of $8.2 million and 45 employees. Since that date, he has overseen growth in the business to annual sales in excess of $20 million, with sales topping $29 million in 2006.  His responsibilities include performance of the company, and direction of manufacturing, sales, marketing and finance.  Mr. Ferlin was previously General Manager and President of, and held an ownership interest in, Millbrook Equipment, a John Deere franchised Industrial Tractor Dealership.  His responsibilities included managing 35 employees, sales and financial reporting of the dealership.  Mr. Ferlin was a practicing attorney in San Diego focusing on plaintiff’s personal injury cases from 1972 until 1978.  He holds a Bachelor of Arts degree from the University of California and a law degree from the University of California, Hastings College of Law.

Mr. Ferlin was a founding Director of BNW Bancorp, parent of Bank Northwest, in 1995 and served as its Chairman of the Board and as Chairman of the Audit Committee for two years.  He was instrumental in raising the initial capitalization of $4.5 million and growing the bank to $100 million in assets in 2004.  Along with his business interests, Mr. Ferlin is active in his community, having served on the United Way Board of Directors, President of the Mt. Vernon Chamber of Commerce and President of the local Boy Scout council.  He currently also serves on the board of directors of Sound Forest Products.  Mr. Ferlin brings in-depth knowledge of the northern Washington economic environment along with experience as a business owner, board experience, legal expertise and governance knowledge to the board.

Edwin Ketel has been a director of Pacific Financial Corporation since 2002.  He serves as Chairman of the IT/CIS Committee and the Building Committee.

Mr. Ketel has owned the Oceanside Animal Clinic, a mixed animal practice, for 30 years.  He has grown his practice with annual income of $100,000 in 1980 to over $1 million today, and now has six employees.  He holds a B.S. and a Doctorate of Veterinary Medicine from Washington State University and graduated from the Oregon Bankers Assn. Directors College in 2003 and 2007.

Mr. Ketel is very actively involved in the Long Beach peninsula communities.  He was President of the Ilwaco Sports Boosters raising in excess of $50,000 every year to support youth activities. He helped develop a major bond measure while a school board member.  As a business owner he brings general management expertise to the board.

Dennis A. Long has been a director of Pacific Financial Corporation since 1997.  He currently serves as President and Chief Executive Officer of the Company and Chief Executive Officer of the Bank.  Mr. Long previously served as President and Chief Executive Officer of the Bank from July 1997 until December 1999.  In December 1999, he was appointed President of the Company and became President and Chief Executive Officer in May 2001.  He serves on the ALCO/Investment Committee, the IT/CIS Committee, the CRA Committee and the Director Loan Committee.

Mr. Long has spent his entire professional life in the financial services industry, attaining positions of increasing responsibility throughout his career.  Mr. Long previously served as President of the Southern Puget Sound District of Key Bank, N.A., Tacoma, Washington, from July 1996 to April 1997.  From April 1995 to July 1996, Mr. Long served as Retail Project Leader for KeyCorp, the parent company of Key Bank, N.A. He served as Executive Vice President and Retail Banking Manager of Key Bank of Washington, Seattle, Washington, from September 1993 to April 1995.  Prior to 1993 Mr. Long served in various management positions with Security Pacific Bank and Rainier Bank, most notably as Senior Credit Officer over Washington, Oregon, Idaho, Alaska and Canada managing over $7.5 billion in credit relationships.  He holds a Bachelor of Arts in accounting with a minor in finance from the University of Puget Sound.

Mr. Long serves on the Board of Directors of the Washington Bankers Association, Grays Harbor EDC, Grays Harbor Community Foundation and the Western Independent Bankers.  He is the sole member of management on the Board, and he brings over 40 years of extensive and varied banking experience to the Board.

Randy Rognlin has been a director of Pacific Financial Corporation since 2001.  He is the Chairman of the ALCO/Investment Committee and serves on the Compensation, Governance and Nominating Committee and the Director Loan Committee.

Mr. Rognlin became a co-owner and President of Rognlin’s Inc., a heavy civil general construction company, in 1992.  He is responsible for managing day to day operations.  During his tenure as President he has increased annual sales volume from $17 million to $50 million and has increased employment from 70 employees to 125.  He joined Rognlin’s Inc. in 1975 and has held various supervisory and management positions.  In 1991 Mr. Rognlin became a shareholder of the Elma Country Club, Inc. which is a real estate holding company.  During 1997 he became co-owner of Northwest Rock, Inc. a mining, sand, gravel and aggregate supply company which has annual sales of $7 million and has over 40 employees.  Mr. Rognlin became a shareholder and member of Black River Blues, LLC which is a commercial farm operation, in 2005.  The company generates annual sales volume of over $400,000 primarily in blueberries.  Mr. Rognlin graduated from the Oregon Bankers Assn. Directors College.

Mr. Rognlin serves on the Board of Directors of Rognlin’s, Inc., the Elma Country Club, Inc., and Northwest Rock, Inc.  He brings extensive construction expertise, real estate investment experience and an entrepreneurial spirit to the board.  As a lifelong resident and businessman in Aberdeen, Washington, his involvement and significant contacts within our central region serves the board well.

Randy Rust has been a director of Pacific Financial Corporation since 2003.  He serves as Chairman of the Board Loan Committee and Chairman of the Building Committee,  He is a member of the Audit Committee and IT/CIS Committee.

Mr. Rust is retired and a private investor.  He was the co-owner of Westport Shipyard, Inc. until 2000 when he sold his interest in the company and retired.  He purchased the company in 1977, which then had 12 employees and built primarily 36 foot and 56 foot fishing boats.  Upon his retirement the company had 250 employees and was building primarily 100 foot passenger vessels and 112 foot and 130 foot ocean going motor yachts at its manufacturing facilities in Westport and Port Angeles, Washington.  He was directly responsible for sales documentation, designs, purchase of manufacturing facilities, and banking relationships, as well as legal, insurance and accounting matters.  Prior to 2000, he was co-owner and general manager of Tacoma Fiberglass Products, Inc., a wholesale distributor of materials to the composite industry.  Mr. Rust holds a B.A. (History and Political Science) from Western Washington University and took courses in business law and finance.  He graduated from the Oregon Bankers Assn. Directors College.

Mr. Rust brings entrepreneurial and management experience as well as extensive real estate development and investment expertise to the board.  He is very active in Washington central region communities.